

May 30, 2025

Michael F. Petrie
Chief Executive Officer
Merchants Bancorp
410 Monon Blvd.
Carmel, IN 46032

      **Re:  Merchants Bancorp**
           **Registration Statement on Form S-3**
           **Filed May 23, 2025**
           **File No. 333-287555**

Dear Michael F. Petrie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance

cc:    Michael Messaglia, Esq.